WATERS INSTRUMENTS, INC.

2002 ANNUAL REPORT

Dynamic Effective Profitable

Fiscal Year Ended June 30, 2002

CORPORATE PROFILE

Waters Instruments, Inc. designs, manufactures and markets electric fence systems, medical products and local area network connectivity products and is a customer focused, market-driven provider of value-added technology solutions. The company's corporate headquarters is located in Minneapolis, Minnesota with manufacturing facilities in Rochester and Ellendale, Minnesota and Fall River, Massachusetts, and a sales office in Ontario, Canada.

Financial Highlights

Fiscal Years ended June 30 (Dollars in thousands, except share data)	**2002**	2001	2000
Sales from Continuing Operations*	**$25,304**	$ 15,255	$16,103
Income from Continuing Operations*	**$ 1,283**	$ 901	$ 989
Net Income	**$ 1,283**	$ 863	$ 837
Working Capital	**$ 6,222**	$ 7,863	$ 6,801
Total Assets	**$19,692**	$ 11,349	$ 10,858
Shareholders' Equity	**$10,256**	$ 9,019	$ 8,185
Earnings Per Share - Basic	**$ 0.57**	$ 0.39	$ 0.38
Earnings Per Share - Diluted	**$ 0.54**	$ 0.38	$ 0.37
Weighted Ave. Number of Shares Outstanding - Basic	**2,251,948**	2,233,586	2,213,386
Weighted Ave. Number of Shares Outstanding - Diluted	**2,364,250**	2,278,742	2,271,671
Book Value Per Share	**$ 4.54**	$ 4.02	$ 3.69
Dividends Paid Per Share	**$ 0.05**	$ 0.05	$ 0.04
Market Price	**$ 6.90**	$ 3.51	$ 3.00
P/E Ratio	**12.11**	9.09	7.9


$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
98 99 00 01 02
SALES FROM CONTINUING OPERATIONS* (THOUSANDS)
$1,500
$1,200
$900
$600
$300
98 99 00 01 02
INCOME FROM CONTINUING OPERATIONS* (THOUSANDS)
$1,500
$1,200
$900
$600
$300
98 99 00 01 02
NET INCOME (THOUSANDS)
$0.6
$0.5
$0.4
$0.3
$0.2
$0.1
98 99 00 01 02
EARNINGS PER SHARE (DOLLARS)

*Sales and income from continuing operations do not include prior financials for Waters Technical Systems, which was sold in January 2001.

LETTER TO OUR SHAREHOLDERS

Our Company has experienced a dynamic year. During fiscal year 2002 we achieved record financial results. We accomplished this profitability during a time in which many industries, including our own, faced difficult economic conditions. More importantly, Waters continued to grow stronger and we believe is on track to reach our goal of being a $50 million company within the next five years.*

The successful acquisition and subsequent consolidation of North Central Plastics with our Zareba Systems division represented certainly our most significant accomplishment this past year. In addition, all of our divisions – Zareba, Waters Medical Systems and Waters Network Systems – showed dramatic improvements in manufacturing processes, which increased our earnings to the highest level ever.

As we said in last year's annual report, Waters Instruments is a solid, financially strong company that is strategically positioning itself for the future. We are proud of our financial achievements in fiscal 2002, and we are certainly proud of the strength and high standards of our management team, as well as the effectiveness of our associates, as we continue to move forward.

"We achieved record financial results. What is impressive about this achievement is that we accomplished this profitability during a time in which many industries, including our own, faced difficult economic conditions."



Financial Results Sales from continuing operations for fiscal 2002 reached a record $25.3 million, a 66 percent increase from $15.3 million for the prior year. Income for fiscal 2002 from continuing operations increased by 42 percent to $1,283,000, or $0.57 per share, compared to $901,000 or $0.40 per share for fiscal 2001.

Although we now have bank debt as a result of our NCP acquisition, we still have a very healthy cash flow to meet the needs and growth of our Company. In addition, to improve our shareholders liquidity, Waters declared a three-for-two stock split in May, which was effected in the form of a 50 percent stock dividend and was paid on June 14, 2002.

During fiscal year 2002, Waters Instruments incurred one-time expenses related to the bankruptcy of one of its largest Zareba division customers, the integration and marketing expenses of North Central Plastics and Zareba Systems, and a civil penalty we assumed for North Central Plastics as part of the acquisition.

Above all, however, we are pleased to report that Waters Instruments has paid out a cash dividend for 26 out of the past 27 years, including in fiscal 2002.

Three Divisions Waters Instruments is a well-positioned, diversified business with three separate divisions – Zareba Systems, Waters Medical Systems and Waters Network Systems. The Company's major markets include electric fence systems, medical products and computer network connectivity.

With the acquisition and integration of North Central Plastics, our Zareba Systems division represented 77.6 percent of total Company sales in fiscal 2002. In fact, sales more than doubled with 106 percent growth while operating income increased by 101 percent. We believe Zareba is now the largest manufacturer of electric fence systems in North America and offers the most complete line of electric fence products. In our first full year of operation after the change of the division from American FarmWorks to Zareba Systems, we have additionally changed the name of our Red Snap'r of Canada operation to Zareba Systems of Canada.

We paid considerable attention during the year to the actual integration process of North Central Plastics and Zareba, a process that can become a stumbling block for companies that complete acquisitions.

From an infrastructure perspective, we successfully integrated the product families, the sales force and the culture of these two groups and brought the best together. As part of this effort, we moved our electric fence production from Rochester to the North Central facility in Ellendale, a move that went very smoothly, with many of our Rochester employees transferring to Ellendale. As a result of this consolidation, Zareba Systems is now a sizable plastic injection molder.

In our Waters Medical Systems division, which represents 10 percent of total Company revenue, sales grew by 4.4 percent while growing operating income by 20.4 percent. With 11 consecutive years of profitability, we have focused on penetrating global markets in an effort to expand sales growth. In addition, our Medical Systems division has continued its ISO 9001:94 and EN 46001 certifications for manufacturing standards of excellence and quality standards for medical devices. As a leading designer and manufacturer of organ preservation and whole blood oximetry products, Waters Medical Systems is partnering with universities and other organizations to meet the needs of this growing market.

The Waters Network Systems division, representing 12.4 percent of total Company sales, made significant progress during fiscal 2002 toward improving manufacturing performance. The division, which provides a complete line of network connectivity products primarily for the K-12 market, reduced inventories by 54 percent and improved manufacturing efficiencies by 50 percent. As a result, gross margins improved by 2 percent and operating income rose $160,000 over the previous year. All of these improvements occurred during dramatic drops in the overall technology market, with Network Systems sales decreasing by only 5 percent from the prior year, which is truly a stellar performance given the depressed economic environment.

Strategic Direction Waters Instruments is a highly focused company that is achieving its well-defined objectives. During the past year, we made significant progress on our strategies to continually improve profitability and customer and shareholder value. We expect to reap additional benefits from our long-term strategies in the coming year as we continue to:

- **Further integrate Zareba and North Central Plastics.** We have already realized a number of synergies from this integration and plan to further leverage the combined resources of this division in the upcoming months. We also expect to build on the critical mass we have developed as we evolve from being a company that supplied electric fence products to a company that is the dominant North American manufacturer of electric fencing systems in the livestock and hobby marketplace.

- **Broaden our product line.** We intend to build upon new products and possibly new businesses in the Zareba product family to broaden our electric fencing line, as well as build upon the excitement that exists in our Network Systems division about wireless technology, fiber optics and high speed network connectivity. In our Waters Medical Systems division, we are evaluating the next generation of organ preservation and oximetry devices.

- **Develop new distribution channels.** We continue to look for aligned markets and distribution channels in the United States and the world for our networking products and to develop new distribution channels for our fencing systems.

- **Pursue mergers and acquisitions.** Our Zareba Systems division participates in an industry that continues to consolidate. This situation will likely create more opportunities for mergers and partnerships, particularly for a dominant player like Zareba.

- **Focus on customer satisfaction.** Although we have not specifically listed customer satisfaction as one of our strategies in the past, throughout our Company it is a high objective that guides all the other strategies that we pursue.

Final Comments As I begin my 10th year as the head of Waters Instruments, I want to extend a special thanks to our board of directors, our management team and our associates for their contributions and dedication. I also want to thank our customers for their continued confidence, loyalty and enthusiasm for our products and services.

In the past two years, we have gone through huge transitions as we work toward serving our customers more effectively and increasing shareholder value. We are confident that we have chosen the right strategic path during a time of challenge and economic uncertainty and we are grateful for your interest and support.

Sincerely,

Jerry Grabowski
President and Chief Executive Officer
August 30, 2002

*Forward-looking statement

Zareba is industry leader in electric fence systems.

Sales more than doubled for Zareba Systems this past year with the acquisition and integration of North Central Plastics. The division's operating income increased by 101 percent and sales more than doubled with an increase of 106 percent.

It was a year of significant growth and exciting change for Zareba Systems as the manufacturer of the industry's widest power range of electric fence systems expanded its share of the domestic market and took aim at the world market as well. The electric fence systems are used to contain or control everything from livestock and horses to pets and predators.

Acquiring North Central Plastics, which had been in business since 1952, certainly strengthened our leadership position and enabled us to become a complete supplier of electric fence systems rather than just a manufacturer of fence controllers and a few accessories. North Central products, sold under the brand name Red Snap'r, include insulators, fence controllers, high tensile fencing, poly wire and poly tape and accessories, which were widely distributed in the United States, Canada, Mexico, Central and South America, Europe and New Zealand.

We worked throughout the year to successfully integrate North Central with our Zareba division. This consolidation provided greater sales growth, efficiencies and profitability as a result of the synergies of complementary products, manufacturing capabilities and distribution. As part of this integration, in June we changed the name of Red Snap'r of Canada to Zareba Systems of Canada to be consistent with the U.S. division name of Zareba Systems. In addition, a nationwide Canadian distribution system is in place through chain stores, co-ops and distributors for all provinces.

In the coming year, we hope to take advantage of the consolidating electric fence industry, which currently has a number of smaller private companies, to further grow the division. We also plan to build upon new products and possibly new businesses in the Zareba product families and embark on a major initiative to upgrade our Zareba web site to include more customer-focused features.

DIVISION OVERVIEW

Fiscal Year 2002 Sales: $19.6 million

Designs, manufactures and markets industry's widest power range of electric fence systems used for containment or control of livestock, horses, exotics, predators, pet, and lawn and garden critters. Zareba Systems provides a complete line of AC, battery and solar electric powered fencers, plastic insulators, high tensile fence systems, poly tape and poly wire, fence posts and other accessories under the brand names of Zareba, Blitzer, BullDozer, HOL-DEM, International, and Red Snap'r.

Market Opportunities

- The U.S. market for electric fence controllers is estimated at approximately $42 million.
- The hobby market represents over 60 percent of the fence controller market.
- The U.S. electric fence accessories market, including insulators, poly tape and poly wire, and high tensile accessories, represents nearly $60 million.
- The world market for electric fence controllers is estimated at $105 million.
- The world market for electric fence accessories is estimated at $125 million.

FY2002 Highlights

- Acquisition and consolidation of North Central Plastics with Zareba Systems.
- Sales more than doubled with an increase of 106 percent.
- Synergies for cost reduction resulted in an increase of 101 percent in operating income.
- Merged all production of electric fence system products into the Ellendale, Minnesota facility.
- Reorganization of manufacturing and sales for improved efficiencies.
- Developed new Zareba consolidated fence systems packaging for consistent brand image.

Strategies

- Further develop the leadership position with the Zareba Systems brand.
- Strengthen customer alliances and cross-selling of electric fence systems and accessories.
- Research various Zareba market segments to further develop strategy for growth and profitability.
- Exploit electric fence system solutions targeting specific market niches and consumer markets.
- Increase international sales in Canada, Europe, Mexico and Central and South America.
- Expand division sales through acquisition and/or internal product development.




ZAREBA

Zareba Systems provides North America's widest range of AC, battery and solar powered fence controllers.



To complete the system, Zareba designs and manufactures plastic insulators, poly tape/wire, high tensile fence components, and other complementary accessories.

The Roblon twine making machine combines multiple wire strands into one for use in electric wire fencing products.



Ellendale facility becomes primary manufacturing site for Zareba Systems.

To bring all Zareba manufacturing under one roof, Waters Instruments in November 2001 moved its electric fence production from Rochester to Ellendale, Minnesota, to take advantage of North Central Plastic's 64,000 square foot state-of-the-art facility in Ellendale. A portion of the fabric/poly tape operations from North Central's Fall River, Massachusetts, facility also moved to Ellendale. Zareba has 77 employees at the location, which manufacturers a complete line of fence controllers, insulators and accessories for electric fence systems.



Ellendale

K-12 market, new products drive growth.

Despite a challenging year in the global technology market, which dropped dramatically, Waters Network Systems sales remained relatively flat from the previous year. In addition, significant progress was made in manufacturing performance improvements and inventory controls and reductions.

Waters Network Systems continued to increase its commitment to the K-12 technology market, a market that was much more protected during the past year than either the consumer technology market or the commercial market for local area network (LAN) solutions. Our connectivity products provide low-cost, high-performance networking solutions not only for K-12, but for medical, commercial and industrial environments as well.

During fiscal year 2002, the division launched four new Ethernet switches, adding to the variety of copper and fiber switching products in 10Mbps, 10/100Mbps, 100Mbps and 1000Mbps as well as a complete line of media converters. We also expanded the ProSwitch brand to meet the ongoing application needs in classroom, workgroup and industrial settings. To stay on top of the changing technology market, we continually upgrade our product offerings. Because of this effort, new products released over the past year-and-a-half contributed to 54 percent of division sales.

One of the strengths this division offers is the ability to design a network infrastructure that reduces the costs of cabling and electronics as well as provides a path for future upgrades. This feature is particularly attractive to the education market, which is constantly upgrading to meet the rapidly expanding technology demands of the classroom and the entire school district. At the same time schools are challenged with shrinking budgets and funding sources.

DIVISION OVERVIEW

Fiscal Year 2002 Sales: $3.1 million

Designs, manufactures and markets a wide range of connectivity products for local area networks (LANs), which include various families of Ethernet switches and media converters. These products connect computers and peripherals to create a shared intra-building information network. Waters' LAN products are available in copper and multimode and single-mode fiber with modular product options to provide flexible, cost-effective LAN solutions for educational, commercial, medical and industrial applications.

Market Opportunities

- While the large commercial market for LANs experienced a downturn over the past two years, the K-12 technology market remained relatively stable.
- In year five of the E-rate funding program, application requests totaled $5.7 billion with only $2.25 billion that will be funded by the Universal Service Administrative Company (USAC) Schools and Libraries Division.
- With the E-rate demand for internal connections alone being $3.9 billion, only $440 million will likely be available to the neediest schools, forcing schools to delay internal connections or to find other funding sources.
- The rapidly advancing technology market, including network connectivity, has a relatively short lifecycle with new enhancements being introduced at a very fast pace, resulting in continual upgrades.
- Wireless LANs are increasing in popularity for specific applications.

FY2002 Highlights

- Improved manufacturing performance by reducing inventories by 54 percent and improving manufacturing efficiencies by 50 percent, resulting in gross margin improvements of 2 percent and a $160,000 operating income increase.
- Expanded the ProSwitch brand to improve the identity of Waters' trademarked switch product families.
- Launched 4 new 10/100/1000 Mbps Ethernet switches.
- New products released within the past 18 months contributed to 54 percent of division sales.

Strategies

- Continue to upgrade product offering to new generation technologies.
- Increase division sales and profitability by expanding to new markets.
- Launch a wireless product series targeting the education market.
- Solidify partnerships with large OEMs.
- Acquire or partner to expand sales and engineering infrastructure and extend into new markets and distribution channels.


SCHOOL BUS
STOP





The Waters ProSwitch-FlexPort series are modular chassis-based switches that provide flexible, mixed media LAN connectivity.



Waters Network Systems' ProSwitch-Secure series are specialized Ethernet switches designed specifically for the K-12 education market.

E-Rate Funding

E-Rate Program for K-12 Classroom Creates Increased Application Demand

Now in its fifth year, the E-rate program, funded by the Universal Service Administrative Company (USAC), has experienced increased demand in technology application requests from schools and libraries across the country. The purpose of the federal government program is to provide schools and libraries with affordable access to Internet telecommunications and information services, dramatically changing technology and the educational processes in K-12. The program is widely popular with school districts, with demand for internal connections far exceeding the supply of funds. While the Waters Network Systems division has contracted with numerous school districts for purchase of our local area network connectivity systems through E-rate, the implementation of many of these contracts has been delayed with the USAC's fund shortage.



Chris Ragsdale
Director of Technology
Paulding County School District

"Waters' classroom switching is the most cost-effective solution for installing fiber to the classrooms."

CUSTOMER PROFILE

International focus to expand Medical Systems sales.

Waters Medical Systems has completed its 11th consecutive year of profitability and plans to further expand its sales growth by targeting global organ preservation markets in the coming year. As a leader in organ preservation and whole blood oximetry products, Waters is evaluating the next generation of devices for the oximetry and transplant markets.

Waters Medical Systems is an innovator in a health-care niche where the numbers are staggering and the need is growing. As of July 2002, according to the United Network for Organ Sharing, there were more than 55,000 patients waiting for a kidney transplant, with another 21,000 people registered for a liver, pancreas or kidney-pancreas transplant.

The division specializes in perfusion technology, with its RM3 Pulsatile Perfusion System, and in oximetry technology, with its Oxicom line of whole blood oximeters. The RM3 devices, which are the only FDA-approved pulsatile perfusion devices on the market, are used in renal preservation and offer significant benefits for patients who require kidney transplants. Independent scientific research supports and recommends the RM3's technology, and studies show that pulsatile perfusion actually lowers transplant costs.

Overall, we continue to be excited about the benefits that the RM3 offers to both the patient and the surgeon and have worked to heighten the awareness of this product throughout the world. As part of this effort, we hosted the ninth annual Perfusion Symposium to train physicians, surgeons, administrators and technicians in the principles of renal pulsatile preservation as well as other organs.

Our Waters Medical Systems division also designs and manufactures oximeters, which provide oxygen-saturation readings of patients' blood samples. In fact, the Oxicom family of whole blood oximeters is the worldwide market leader in cardiac catheterization laboratories.

DIVISION OVERVIEW

Fiscal Year 2002 Sales: $2.5 million

Leading designer, manufacturer and marketer of organ preservation and whole blood oximetry products. The RM3 Renal Preservation System uses pulsatile perfusion technology to regulate the pressure, flow and temperature of the kidneys prior to transplant. Oxicom whole blood oximeters provide data on the oxygen saturation of the patient's blood.

Market Opportunities

- The national United Network for Organ Sharing (UNOS) waiting list includes 55,624 patients registered to receive a kidney transplant as of July 2002, a 12 percent increase over the prior year.
- In 2001, 15,033 kidney transplants were performed, with 5,949 of those living donors (UNOS counts double kidney transplants as one transplant).
- While living donor transplants increased 12 percent in 2001, cadaveric kidney transplants only increased by 1 percent.
- The RM3 is used with cadaveric kidneys, which represented 60 percent of the kidneys transplanted in 2001.
- The UNOS waiting list as of July 2002 includes 17,830 patients registered to receive a liver transplant.
- The UNOS waiting list as of July 2002 includes 1,354 patients registered to receive a pancreas transplant, and 2,611 patients registered to receive a kidney-pancreas transplant.

FY2002 Highlights

- Waters Medical Systems experienced its 11th consecutive year of profitability.
- Sales expanded by 4 percent while operating income improved by 20 percent.
- Qualified for recertification on ISO 9001:94 for manufacturing quality standards and EN 46001 for medical device quality management systems.
- With this year's 9th Annual Interactive Multi-Skilled Perfusion Symposium, more than 330 physicians, surgeons, administrators and technicians have now been trained in the principles of renal pulsatile preservation.
- The Oxicom family of whole blood oximeters remains the worldwide market leader in cardiac catheterization laboratories.

Strategies

- Increase awareness with patients registered to receive a kidney transplant and their families of the benefits of the RM3 with cadaveric kidney transplants.
- Continue to support and sponsor symposium/wetlabs with the International Society for Organ Preservation to expand the training for physicians and technicians on pulsatile perfusion.
- Expand sales of the RM3 by targeting global organ preservation markets.
- Evaluate the research and development of next generation oximetry and organ preservation products.

55,624 Patients are waiting.

Market opportunity means kidney transplants continue to be a precious gift.

The number of patients registered to receive a kidney transplant in 2002 increased 12 percent over the prior year and 8 percent the year before that. Unfortunately, this number continues to grow, which means more and more people will need transplants. The U.S. waiting list now includes 55,624 patients registered to receive a kidney transplant, while just over 15,000 patients received a kidney transplant in 2001.





Waters' RM3 renal preservation system uses pulsatile preservation technology to improve the outcome of the kidney transplant while reducing the associated costs.


Oxicom 3000

Used in catheterization laboratories, the Oxicom 3000 is one of Waters Medical Systems' devices that provide accurate measurements of oxygen saturation.

Liquidity and Capital Resources

The Company's cash balance on June 30, 2002 was $348,000, a decrease of $3,786,000 from its June 30, 2001 balance of $4,134,000. The Company's net working capital (total current assets less total current liabilities) at June 30, 2002 was $6,222,000, a decrease of 21 percent from $7,863,000 at June 30, 2001. The decrease in the cash position since June 30, 2001 resulted primarily from the Company's acquisition of North Central Plastics, Inc. (NCP) common stock. Internal cash reserves covered $4,500,000 of the purchase price. The Company financed the balance of the NCP stock purchase transaction through bank debt.

The increase in accounts receivable balances at June 30, 2002 reflected higher seasonal sales following the NCP acquisition. The increase in inventory from June 30, 2001 resulted primarily from the Company's acquisition of NCP as well as increased inventory purchases to support the Company's forecasted sales growth.

To facilitate the acquisition of North Central Plastics Inc.'s common stock, the Company secured $5.2 million in bank debt, with a term of seven years at a 7.5 percent interest rate. In addition, the Company has increased its bank line of credit from $2 million to $3 million through November 30, 2002. Under the terms of the bank's line of credit, interest is charged on outstanding balances equal to one-half of 1 percent (.50 percent) less than the Wall Street Prime Rate. The effective rate was 4.25 percent at June 30, 2002. The Company has not borrowed against the line of credit during fiscal year 2002 and believes that its existing funds, cash generated from operations, and borrowings under the Company's line of credit will be adequate to meet the Company's foreseeable operating activities and outlays for capital expenditures, including the contractual obligation and commitments summarized below. The Company has been charged a commitment fee of $21,000 on the bank's term debt facility.

Set forth below is a summary of the Company's remaining contractual cash obligations at June 30, 2002, giving effect to the payments referred to above related to the Company's new credit facility, other term debt and non-cancelable operating lease commitments.

Waters Instruments, Inc. purchased all the outstanding shares of North Central Plastics, Incorporated (NCP) on August 6, 2001. The agreement to purchase the shares of the closely held electric fencing products manufacturer based in Ellendale, Minnesota, was signed previously on July 9, 2001. For further details, refer to the Form 8-K dated July 9, 2001, as amended.

Capital expenditures totaled $386,000, during fiscal year 2002, an increase of $69,000 from the prior year. Improvements to manufacturing equipment and upgrades to information systems comprised the bulk of capital expenditures in fiscal year 2002. The Company anticipates continued improvements in its overall efficiency and management of the corporation as a result of these capital expenditures.

Accounting Policies

The Company's significant account polices are summarized in the footnotes to the financial statements. Some of the most important polices are discussed below.

The Company recognizes revenue upon shipment of its products, FOB shipping point, and has no arrangement with customers under which they can return our product for other than warranty claims. Only a small amount of such warranty claims occur.

As a matter of policy, the Company reviews major assets for impairment, with major operating assets including accounts receivable, inventory, and property and equipment. During the year, we wrote off approximately $137,000 in bad debts due to a major customer declaring bankruptcy. The Company has not historically experienced significant bad debt expenses and the reserve for doubtful accounts amounts to $102,000, which should be adequate for any exposure to loss on our June 30, 2002 accounts receivable.

The Company established reserves for slow moving inventory and obsolete inventory. These reserves are based on analytical review of forecasted usage against on-hand inventory. No significant inventory obsolescence expenses have been experienced, with the inventory reserves being $84,000 in 2002 and $33,000 in 2001. Property and equipment are depreciated over the estimated useful lives with no impaired items identified.

	Payments Due by Period						
Contractual Obligations (in thousands)	TOTAL	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$4,799	$628	$676	$728	$785	$844	$1,138
Covenant not-to-compete	1,250	250	250	250	250	250	–
Operating leases	3,170	296	348	349	351	386	1,440
	$9,219	$1,174	$1,274	$1,327	$1,386	$1,480	$2,578

Results from Discontinued Operations

On January 22, 2001, the Company completed the sale of substantially all of its Waters Technical Systems (WTS) business assets to NRI Electronics & Cables, Inc. Hence all financial results related to the WTS division have been accounted for as discontinued operations. As a result, the Company recorded a loss from its discontinued operations of $5,000, net of tax, for the 12-month period ended June 30, 2001. The loss on disposal of the WTS division, net of tax, was $33,000. Sales from that segment were approximately $2.1 million for the nearly seven-month period of fiscal year 2001.

Acquisition of North Central Plastics, Incorporated

On August 6, 2001, pursuant to an acquisition agreement, the Company acquired all the outstanding shares of common stock of NCP. NCP's common stockholders received approximately $6.5 million in cash. The agreement also includes an adjustment clause that may require the Company to pay the sellers up to an additional $750,000 if operating results of the Company in fiscal years 2002 through 2006 exceed predetermined levels. The determination of any contingent purchase price will be made annually beginning at the end of fiscal year 2003.

Financial Accounting Standards (FAS) No. 141 and 142 have been applied to the above transaction, and as a result, the goodwill is subject to periodic impairment testing rather than amortization. The Company will complete the initial impairment test of goodwill during the second quarter of fiscal 2003.

Results from Continuing Operations

Net sales from continuing operations for fiscal year 2002 were $25,304,000, an increase of 65.9 percent, compared to $15,255,000 in the prior year. The increased sales resulted primarily from the incremental sales contribution from the NCP acquisition as well as sales improvement in the Waters Medical Systems division.

Zareba Systems Net sales for Zareba Systems (Zareba) in fiscal 2002 increased 106.5 percent to represent 77.6 percent of total Company sales, as compared to 62.3 percent of Company sales from continuing operations the prior year. The increased sales resulted primarily from the incremental sales contribution from the NCP acquisition, which was merged within Waters' Zareba division. The Company believes that Zareba's sales and market share will continue to increase with the continued consolidation of the U.S. agricultural retail industry, spurred on by the Company's new product development, lower costs through expanded volumes and synergies from the consolidation, and Zareba's consistent quality and delivery performance.

In November 2001, the Zareba division completed the move of its electric fence production from Rochester to the location of its recently purchased NCP business in Ellendale, Minnesota. The move is part of an integration plan that was developed to achieve synergies through the consolidation of Zareba and NCP. The Company incurred minimal expenses in connection with the move. In addition, the Company converted the NCP operations to its information systems application software on October 1, 2001 to improve database information and to combine the financial and manufacturing reporting processes.

The transfer of the electronic fence production from Rochester to Ellendale created a vacancy in the existing Rochester facility, which also houses corporate administration, Zareba sales, and manufacturing for Waters Network Systems and Waters Medical Systems. As a result, the Company has decided to sell this facility and relocate the corporate offices. The Company does not expect to incur a loss on the sale of this facility.

In addition, several of the Company's largest customers have purchased store locations from another customer that had filed Chapter 11 bankruptcy. The Company anticipates sales increases in FY2003 to be similar to sales growth in FY2002, as these large customers are expected to continue to increase their purchase of additional products.

Waters Network Systems Sales by Waters Network Systems (WNS) in fiscal year 2002 decreased 5.4 percent from the prior year, representing 12.4 percent of the Company's total sales from continuing operations as compared to 21.8 percent in fiscal year 2001. While WNS continues to make major progress within the K-12 education market, delays in disbursement of E-rate funds are occurring simultaneously as demand for classroom connectivity increases.

Considering the dramatic drops during the past year in the overall technology market, sales by WNS in fiscal year 2002 decreased by only 5 percent from the prior year. WNS sales to New York fell off nearly completely after the tragic events of September 11, 2001, and continued for the remainder of the 2001/2002 school year. However, in the first seven weeks of Waters' fiscal year 2003, New York has taken shipment of approximately 95 percent of the Company's total fiscal year 2002 sales. We believe this indicates a very strong recovery in technology spending for New York schools.

As of July 11, 2002, the Universal Services Fund (a need-based program of distributing government mandated funds to school districts) has paid 30 percent of its $2.25 billion in allocated E-rate funds; however, no funds have yet been dispersed for internal connections in its 2002 Funding Year. This causes significant delays for nearly all school districts throughout the U.S. who have planned on E-rate funding to implement new and existing LAN installations.

The rapidly advancing technology market, including network connectivity, has a relatively short lifecycle with new technology enhancements being introduced at a very fast pace; while at the same time, per-port switch costs are being driven down by increasing volumes and competition. New products released by WNS within the past 18 months contributed to 54 percent of division sales, showing WNS' rapid response to technology improvements and market demands.

Even though sales were relatively flat in the depressed technology market, Waters continued to improve manufacturing performance during fiscal year 2002. Inventories were reduced by 54 percent from the previous year. Manufacturing efficiencies (labor and material) improved by 50 percent, gross margins improved by 2 percent and operating income rose by $160,000 over the previous fiscal year.

Waters Medical Systems Waters Medical Systems' (WMS) net sales increased 4.4 percent in fiscal year 2002 to $2,529,000, contributing 10.0 percent of total Company sales, as compared to $2,423,000 or 15.9 percent of Company sales the prior year. In addition, gross margins improved by approximately 2 percent and operating income increased by 20.4 percent.

In June 2002, WMS received ISO 9001:94 certification as well as EN 46001 certification, both for quality management system standards. The medical division also has a CE Mark on its RM3 Renal Preservation System used in the organ transplant business, which is a requirement to market the RM3 in Europe.

The RM3 continues to penetrate global markets as well as the United States market. WMS works closely with Organ Procurement Organizations and independent organizations to design and complete perfusion and preservation laboratories, and work actively with the Internal Society for Organ Preservation to increase training opportunities for new customers.

Independent scientific research strongly recommends pulsatile preservation as the standard for renal preservation. Consequently, WMS is actively working with physicians, surgeons, scientists and preservation specialists to increase public awareness and establish quality standards for preserving organs. The Company believes that heightened public awareness regarding the results of clinical research on the benefits of pulsatile preservation has contributed to the increased demand for its RM3.

The Oxicom family of whole blood oximeters continues to have a very strong presence in cardiac catheterization laboratories around the world.

Combined Business

The gross profit from continuing operations decreased slightly to 37.4 percent of net sales in fiscal year 2002 from 37.9 percent in fiscal 2001. The decrease in gross margin resulted primarily from fixed costs related to the underutilized Rochester facility resulting from the Company transfer of its electric fence production from the Rochester to Ellendale facility subsequent to the acquisition of NCP. The Company anticipates future gross margins will be positively impacted following the sale of this facility and relocation of the remaining offices and operations.

Operating expenses from continuing operations were $7,494,000 for fiscal year 2002, representing an increase of $2,862,000, or 61.8 percent when compared to the prior year's expenses of $4,632,000. The increased operating expenses resulted primarily from the inclusion of NCP operating expenses into fiscal year 2002 results, as well as an additional expense of $137,000 for the write-off of an existing Zareba customer account that filed for Chapter 11 bankruptcy protection.

Interest expense, principally related to the Company's term debt to finance the acquisition of NCP, amounted to $423,000 during fiscal year 2002, compared to $2,000 in the prior year.

Interest income of $48,000 was earned during fiscal year 2002, compared to $208,000 in fiscal year 2001. The decrease in interest income is due to the use of cash for the NCP acquisition.

Income from continuing operations for fiscal year 2002 amounted to $1,283,000 or $0.57 per basic share on revenues of $25,304,000, compared to $901,000 or $0.40 per basic share on revenues of $15,255,000 in fiscal 2001.

Net income for the Company for fiscal year 2002 was $1,283,000, or $0.57 per basic share, compared to $863,000, or $0.39 per basic share the prior year. The increased income resulted primarily from the incremental sales contribution of NCP as well as continued improvements in operating efficiencies and cost containment for WMS and WNS.

The prior year also included the loss of $38,000, net of tax from discontinued operations and disposal of the WTS business unit.

Included in the provision for income taxes is a $225,000 engineering and research credit related to an income tax expense provision recorded in the fourth quarter of fiscal year 2002.

The Company paid a civil penalty to the U.S. Department of Commerce on March 29, 2002 in the amount of $160,000. The civil penalty was assessed against NCP, which had recently been acquired by Waters Instruments, Inc. NCP allegedly engaged in the export of certain products without the required licenses between August 1994 and November 2000. The Company has determined that the circumstances that resulted in the civil penalty no longer exist and believes it is now in compliance. Since the August 6, 2001 merger with Waters Instruments, Waters has assumed liability for all obligations of NCP outstanding at the time of the merger. As a part of the NCP acquisition agreement, the cumulative losses in excess of $100,000 are recoverable by Waters from the prior owners of NCP. The Company recorded a receivable of $60,000 due from the prior owners and an increase to acquisition cost of $100,000, the amount deemed not recoverable.

The weighted average number of shares of common stock used to compute the basic earnings per share was increased by 112,302 and 45,156 shares for fiscal years 2002 and 2001, respectively, in computing the diluted per-share data. The increases were a result of the assumed exercise of outstanding management stock options and an employee stock purchase plan.

Recently Issued Accounting Standards

In September 2001, the FASB issued Statement 143, Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement is effective for the Company's fiscal year ending June 30, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In August 2001, the FASB issued Statement 144, Accounting for Impairment or Disposal of Long Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement is effective for the Company's fiscal year ending June 30, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In April 2002, FASB issued Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendments of FASB Statement No. 13, and Technical Corrections. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In June 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires the recognition of a liability for a cost associated with and exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, this Statement states the liability should be initially measured at fair value. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

Forward-Looking Statments and Risk Factors

Certain statements in this Annual Report are forward-looking statements that involve a number of risks and uncertainties that may cause the Company's future operations and results of operations to differ materially from those anticipated in this report. Specifically, these include statements relating to (A) the sufficiency of capital, which depends on the Company meeting its expenses and revenue projections, as well as general competitive, market and economic conditions; (B) the increase in Zareba's sales and market share, which depends on the success of the Company's development efforts and continued integration of North Central Plastics, the actual costs of supplies, the effect of consolidation within the agricultural retail industry, as well as actual competition, market and economic conditions; (C) continued growth of sales to certain Zareba customers who purchased store locations from a recently bankrupt former customer of the Company, which depends on actual demand as well as general competition, market and economic conditions; (D) expanded sales growth for Waters Medical Systems within global organ preservation markets, which depends on the acceptance and education of transplant physicians and surgeons on pulsatile preservation as well as general competition, market and economic conditions; (E) an expected gain on the sale of the Company's Rochester facility, which depends on the timing of the sale and actual real estate market conditions in Rochester at the time of sale; and (F) a positive impact on gross margins due to the sale of the Rochester facility and relocation of the remaining operations depends on the actual terms of sale of the facility as well as the terms under which the Company is able to relocate its operations.

Management's Responsibility for Financial Reporting

August 13, 2002
To the Stockholders of Waters Instruments, Inc.
Minneapolis, Minnesota

The management of Waters Instruments, Inc. has prepared and is responsible for the financial statements and related financial information contained in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, using management's best judgment and estimates. The other financial data contained in this report is consistent with that in the financial statements.

The Company maintains internal accounting control systems designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use. The management further maintains that it is conducting its affairs according to the highest of personal and corporate conduct. We believe our systems for these purposes are effective and the cost of the systems does not exceed the benefits obtained.

The Audit Committee, composed exclusively of outside directors, meets periodically with the Company's management and independent auditors on financial reporting matters. The independent public accountants have free access to the Audit Committee and have met with the Committee, without management present, to discuss their audit results and opinions on the quality of financial reporting.

McGladrey & Pullen, LLP, independent auditors, was retained to audit Waters' financial statements and to issue a professional opinion as to whether such statements present fairly, in all material respects, the Waters' financial position, results of operations and cash flows.

Gregory J. Anshus
Chief Financial Officer

Independent Auditor's Report

To the Stockholders and Board of Directors
Waters Instruments, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Waters Instruments, Inc. as of June 30, 2002 and 2001 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waters Instruments, Inc. as of June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MCGLADREY & PULLEN, LLP

Rochester, Minnesota
August 13, 2002

Balance Sheets

June 30	(In thousands)	2002	2001
Current assets	Cash and equivalents (Note 2)	**$ 348**	$ 4,134
	Trade receivables (Note 3 and 5)	**5,851**	3,344
	Taxes receivable (Note 6)	**277**	–
	Inventories (Note 4 and 5)	**3,428**	2,348
	Prepaid expenses	**115**	112
	Deferred income taxes (Note 6)	**262**	207
	Total current assets	**10,281**	10,145
Property, plant and equipment		**7,177**	4,695
	Less accumulated depreciation	**4,109**	3,504
	Net property, plant and equipment	**3,068**	1,191
Other assets	Goodwill (Note 10)	**4,930**	10
	Cash value of life insurance, net of loans	**29**	–
	Investment in affiliate	**282**	–
	Non-compete agreement, net (Note 10)	**1,021**	–
	Other, net	**81**	3
	Total other assets	**6,343**	13
	Total assets	**$19,692**	$ 11,349
Current Liabilities	Trade payables	**$ 1,767**	$ 1,172
	Accrued expenses		
	Salaries, wages, and other compensation	**735**	498
	Product warranties	**240**	150
	Other accrued liabilities	**439**	172
	Income taxes payable	**–**	290
	Current maturities of long-term debt and non-compete agreement	**878**	–
	Total current liabilities	**4,059**	2,282
	Deferred income taxes (Note 6)	**206**	48
	Non-compete agreement, less current maturities (Note 10)	**1,000**	–
	Long-term debt, less current maturities (Note 5)	**4,171**	–
	Commitments and Contingencies (Note 10 and 11)	**–**	–
Stockholders' equity (Note 7 and 8)	Preferred stock, par value $25; authorized: 120,000 shares; issued and outstanding: none	**–**	–
	Common stock, par value $.10 per share; authorized: 7,500,000 shares; issued and outstanding: 2,259,476 shares (2002), 2,244,450 shares (2001)	**226**	224
	Additional paid-in capital	**1,313**	1,286
	Retained earnings	**8,717**	7,509
	Total stockholders' equity	**10,256**	9,019
	Total liabilities and equity	**$19,692**	$ 11,349

The accompaning notes are an integral part of the financial statements.

Statements of Operations

Year Ended June 30	(In thousands, except per share data)	**2002**	2001
	Net sales (Notes 9 and 10)	**$ 25,304**	$ 15,255
	Cost of goods sold	**15,834**	9,471
	Gross profit	**9,470**	5,784
	Operating expenses		
	Administrative	**2,999**	1,656
	Selling	**4,008**	2,545
	Research and development	**487**	431
	Total operating expenses	**7,494**	4,632
	Operating income from continuing operations	**1,976**	1,152
	Other income (expense)		
	Interest income	**48**	208
	Interest expense	**(423)**	(2)
	Net other income	**66**	142
	Income from continuing operations before tax	**1,667**	1,500
	Income tax provision	**384**	599
	Income from continuing operations	**$ 1,283**	$ 901
	Discontinued operations		
	Loss from operations of discontinued WTS division, less applicable income tax effect (Note 9)	**-**	(5)
	Loss on disposal of WTS division, less applicable income tax effect (Note 9)	**-**	(33)
	Net income	**$ 1,283**	$ 863
	Basic net income per share from continuing operations	**$ 0.57**	$ 0.40
	Diluted net income per share from continuing operations	**$ 0.54**	$ 0.40
	Basic net income per share	**$ 0.57**	$ 0.39
	Diluted net income per share	**$ 0.54**	$ 0.38
	Weighted average number of shares outstanding – basic	**2,251,948**	2,233,586
	Weighted average number of shares outstanding – diluted	**2,364,250**	2,278,742

The accompanying notes are an integral part of the financial statements.

Statements of Stockholders' Equity

(In thousands)	Common Stock Outstanding Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings
Balance June 30, 2000	2,220	$222	$1,242	$6,721
Net income for the period	–	–	–	863
Dividends paid ($.05/share)	–	–	–	(75)
Issuance of common stock	24	2	44	–
Balance June 30, 2001	2,244	$224	$1,286	$7,509
Net income for the period	–	–	–	1,283
Dividends paid ($.05/share)	–	–	–	(75)
Issuance of common stock	15	2	27	–
Balance June 30, 2002	2,259	$226	$1,313	$8,717

The accompanying notes are an integral part of the financial statements.

Statements of Cash Flow

Year Ended June 30	(In thousands)	2002	2001
Cash flows provided by operations	Cash received from customers	$ 24,001	$ 18,125
	Interest received	48	208
	Cash provided by operations	24,049	18,333
	Cash paid to suppliers and employees	21,888	16,163
	Taxes paid	887	2
	Interest paid	347	407
	Cash disbursed from operations	23,122	16,572
	Net cash provided by operations	927	1,761
Cash flows from investing	Purchase of property and equipment	(386)	(317)
	Proceeds from disposal of plant and equipment	21	–
	Net proceeds from sale of WTS division	–	1,158
	Advances to affiliate	(298)	–
	Acquisition of business, net of cash acquired	(5,567)	–
	Net cash provided by (used for) investing	(6,230)	841
Cash flows from financing	Cash dividend payment	(75)	(75)
	Proceeds from the sale of common stock	29	44
	Proceeds from issuance of long-term debt	5,238	–
	Payments on long-term debt	(3,675)	–
	Net cash provided by (used for) financing	1,517	(31)
	Net increase (decrease) in cash and cash equivalents	(3,786)	2,571
	Cash and cash equivalents – Beginning of period	4,134	1,563
	Cash and cash equivalents – End of period	$ 348	$ 4,134
Reconciliation of net income to net cash provided by operations	Net income	$ 1,283	$ 863
	Depreciation and amortization	813	375
	Provisions for losses on accounts receivable	189	12
	Loss of the disposal of plant and equipment	10	–
	Loss on disposal of WTS division assets	–	57
	Loss on investment in subsidiary	16	–
	Deferred income taxes	64	(13)
Changes in assets and liabilities	Accounts receivable	(1,339)	764
	Taxes receivable	(567)	–
	Inventories	383	41
	Prepaid expenses and deferred income taxes	5	(9)
	Other Assets	(41)	–
	Accounts payable and accrued expenses	111	(329)
	Net cash provided by operations	$ 927	$ 1,761
Supplemental Schedule of	Fair value of assets acquired, less cash acquired	$ 4,951	$ –
Non-cash Investing and	Purchase price assigned to goodwill and non-compete agreement	6,180	–
Financing Activities	Assumed accounts payable and accrued expenses	(1,078)	–
Business acquisition (Note 10)	Assumed long-term debt	(4,486)	–
	Cash purchase price, net of cash acquired	$ 5,567	$ –

The accompanying notes are an integral part of the financial statements.

1. *Nature of Business and Significant Accounting Policies*

A. Nature of Business The Company operates three principal business units: Zareba Systems (Zareba), Waters Network Systems (WNS), and Waters Medical Systems (WMS). The sales of products from all three-business units occur principally within the United States. Zareba designs, manufactures and markets electric fence controllers, high tensile fence systems, insulators, poly tape and poly wire, and accessories for animal control and containment to agricultural cooperatives, mass merchandisers focusing on the retailer market, and hardware stores. WNS provides local area network connectivity solutions for education and other markets. WMS designs and manufactures organ preservation devices and cardiovascular analytical instruments used in hospitals, organ procurement organizations and laboratories. The Company extends credit in the normal course of business and performs ongoing credit evaluations of its customers' financial conditions, but generally requires no collateral.

B. Fair Value of Financial Instruments The fair value of cash and cash equivalents, accounts receivable, and trade payables approximate the carrying amount because of the short maturity of those instruments. The fair value of the Company's notes payable is estimated based on the quoted market prices for the same or similar issues or the current rates offered to the Company for debt with the same or similar remaining maturities and terms. At June 30, 2002, the fair value of the Company's notes payable approximated their carrying value.

C. Financial Statement Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

D. Inventories Inventories are recorded at the lower of cost using FIFO (first-in, first-out) or market.

E. Property, Plant and Equipment Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed on the straight-line method over estimated useful lives of 5 to 40 years for buildings and improvements, and 3 to 10 years for machinery, equipment, and office furniture.

F. Intangible Assets Goodwill acquired prior to July 1, 2001, is amortized on a straight-line basis over a twenty-year period beginning in 1983. Amortization expense as of June 30, 2002 and 2001 was $10,000 and $18,000, respectively. As of June 30, 2002, these previously recorded amounts have been fully amortized. The non-compete agreement is being amortized over five years.

In accordance with FAS 142, "Goodwill and Other Intangible Assets", the goodwill acquired with the purchase of NCP is not being amortized, but is subject to periodic impairment testing. The Company will complete the initial impairment test of goodwill during the second quarter of fiscal year 2003.

G. Investment in Affiliate The Company has a 50 percent investment in a Canadian company. The Company is accounting for its investment under the equity method of accounting. The Company's share of the net income (loss) of the investment is recognized as income (loss) in the Company's income statement and added to (deducted from) the investment account (including advances). The Company had sales to this affiliate of approximately $120,000 and accounts receivable at June 30, 2002 of approximately $92,000.

H. Impairment of Long-lived Assets The Company periodically reviews long-lived assets to determine any potential impairment. The asset carrying values are compared with the expected future cash flows resulting from their use. The expected future cash flows include those resulting from the asset's disposition. The Company would recognize an impairment loss if an asset's carrying value exceeded its expected future cash flow. To date, management has determined that no impairment of long-lived assets exists.

I. Product Warranty The Company's products are currently covered by product warranties. At the time of sale, the Company recognizes an estimated warranty cost based on expected future claims.

J. Employee Benefits The Company has a calendar year-end 401(k) deferred savings plan for all employees (associates) who have completed six months of service. The Company may make matching and discretionary contributions. During each of the fiscal years ending June 30, 2002 and 2001, the Company expensed $22,000 and $23,000 in matching contributions, respectively.

The Company offers medical insurance to its associates, which it self-insures up to $25,000 per individual and $1,000,000 in aggregate. During the fiscal years ended June 30, 2002 and 2001, the amounts charged to income under this plan were $279,000 and $448,000, respectively.

K. Revenue Recognition The customer orders for all segments are filled upon receipt of the customer's purchase order. Sales of the Company are recognized at time of shipment to the customer, FOB shipping point. The title for merchandise held for sale by Waters Instruments, Inc. passes to buyer FOB shipping point via a third party carrier. Sales are not conditional based on customer acceptance provisions or installation obligations. The Company primarily utilizes independent manufacturers representatives to facilitate sales orders, as well as having direct sales for key accounts or product lines. Merchandise is then shipped to the Company's final customer, who most frequently is a wholesale distributor or reseller of the Company's products.

L. Research and Development Research and Development costs are expensed as incurred.

M. Advertising Costs The Company follows the policy of charging the production costs of advertising to expense as incurred. Advertising expenses for the years ended June 30, 2002 and 2001 were $663,000 and $448,000, respectively.

N. Income Taxes Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards. Deferred tax liabilities are recognized for taxable temporary differences, which are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

O. Basic and Diluted Net Income per Common Share Generally, basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding. Diluted per share amounts are computed similar to basic per share except that the weighted average number of common shares outstanding are increased to include additional shares for the assumed exercise of all potential common stock instruments, unless their effect is anti-dilutive, thereby reducing the loss or increasing the income per common share. The number of additional shares is calculated by assuming the outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year. The dilutive effect of these additional shares for the years ended June 30, 2002 and 2001 was to increase the weighted average shares outstanding by 112,302 and 45,156, respectively.

P. New Accounting Pronouncements In September 2001, the FASB issued Statement 143, Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligation associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Statement is effective for the Company's fiscal year ending June 30, 2002. The Company does not believe that the adoption of this pronouncement had a material effect on its financial statements.

In August 2001, the FASB issued Statement 144, Accounting for Impairment or Disposal of Long Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Statement is effective for the Company's fiscal year ending June 30, 2002. The Company does not believe that the adoption of this pronouncement had a material effect on its financial statements.

In April 2002, the FASB issued Statement 145, Rescission of FASB Statements No. 4, 44, and 64, Amendments of FASB Statement No. 13, and Technical Corrections. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

In June 2002, the FASB issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires the recognition of a liability for a cost associated with and exit or disposal activity when the liability is incurred versus the date the Company commits to an exit plan. In addition, this Statement, states the liability should be initially measured at fair value. The Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of this pronouncement will have a material effect on its financial statements.

2. Credit Risks and Concentrations

At June 30, 2002 and 2001, the Company had cash with a financial institution in excess of the Federal Deposit Insurance Corporation insurance coverage. In addition, the Company maintains cash balances in a money market mutual fund with Wells Fargo. Such funds are not insured and totaled $411,000 at June 30, 2002 and $4,529,000 at June 30, 2001. The Company has not incurred any losses in such accounts.

3. *Trade Accounts Receivable*

Trade accounts receivable consist of the following.

(In thousands)	2002	2001
Trade accounts receivable	**$5,953**	$3,389
Less allowance for doubtful accounts	**102**	45
Totals	**$5,851**	$3,344

4. *Inventories*

Inventories consist of the following.

(In thousands)	2002	2001
Raw materials	**$2,505**	$1,604
Work-in-process	**32**	41
Finished goods	**975**	736
Less reserve for obsolescence	**84**	33
Totals	**$3,428**	$2,348

5. *Financing Line of Credit*

The Company has a $3,000,000 line of credit with its bank. Borrowings under the line are charged interest equal to one-half of one percent (.50 percent) less than the Wall Street Prime Rate with accounts receivable and inventories used as collateral. The effective rate was 4.25 percent at June 30, 2002. The credit agreement expires November 30, 2002, which the Company plans to renew. There were no borrowings outstanding under the line of credit at June 30, 2002.

Bank note payable: In connection with the acquisition of NCP, the Company obtained a $5,200,000 term loan with the same bank. The term loan expires on September 30, 2008, with interest on this term loan payable monthly at the rate of 7.50 percent. This term loan is secured by substantially all assets of the Company and both financing arrangements require the Company to meet certain financial ratios and covenants.

Long-term debt:

(In thousands)	FY2002	FY2001
Note payable to bank at 7.50%, payable in monthly installments of $79,760, balance due September 30, 2008, secured by substantially all assets of the Company	**$4,764**	$ –
Covenant not-to-compete with former shareholders (Note 10)	**1,250**	–
Other	**35**	–
	6,049	–
Less current maturities	**878**	–
Totals	**$5,171**	$ –

Future minimum principal payments on long-term debt for the next five years are approximately as follows.

(In thousands)	
2003	$ 878
2004	927
2005	979
2006	1,035
2007	1,093
Thereafter	1,137
Total	$ 6,049

6. *Income Taxes*

The income tax provision charged to continuing operations for the years ended June 30, 2002 and 2001 are as follows.

(In thousands)	2002	2001
Current:		
US federal	**$354**	$533
State	**2**	55
Total current	**356**	588
Deferred:		
US federal	**26**	(12)
State	**2**	(1)
Total deferred	**28**	(13)
Tax benefit of loss from discontinued operations	**–**	24
Total current and deferred	**$384**	$599

The income tax provision differs from the amount of income tax determined by applying the US federal income tax rate to pretax income for continuing operations for the years ended June 30, 2002 and 2001 due to the following.

(In thousands)	2002	2001
Computed "expected" tax expense	**$567**	$524
Increase (decrease) in income taxes resulting from:		
State taxes, net of federal tax benefits	**2**	55
Tax credits	**(180)**	(13)
Other	**(5)**	9
Tax benefit of loss from discontinued operations	**–**	24
Total	**$384**	$599

Net deferred tax assets consist of the following components as of June 30, 2002 and 2001.

(In thousands)	2002	2001
Deferred tax assets		
Employee benefits and severance	$69	$122
Inventory and receivable allowances	70	29
Warranty and contingency reserves	86	56
Non compete payable	55	–
Carry forward tax credits	37	–
Total deferred tax assets	$317	$207
Deferred tax liabilities		
Property and equipment	$261	$48
Total deferred tax liabilities	261	48
Net deferred tax assets	$56	$159

The components giving rise to the net deferred tax assets described above have been included in the Company's Balance Sheets as of June 30, 2002 and 2001 as follows.

(In thousands)	2002	2001
Current assets	$262	$207
Non-current liabilities	(206)	(48)
Net deferred tax assets	$56	$159

7. *Stockholders' Equity*

On June 14, 2002, the Company declared a 3-for-2 common stock split and issued 753,159 additional shares necessary to affect this split. The earnings per share amounts, as well as the number of shares outstanding, have been retroactively adjusted for this stock split in the accompanying consolidated financial statements for the years ended June 30, 2002 and 2001, as if the stock split occurred on July 1, 1999.

8. *Stock Options*

The Board of Directors adopted the 1995 Stock Option Plan (the "1995 Plan") in May 1995 and the shareholders of the Company approved the 1995 Plan at the Company's annual meeting in October 1995. Following an increase in the authorized number of shares approved by the board in October 1999 and by shareholders in March 2000, the 1995 Plan provides for the grant of both incentive stock options and non-qualified stock options and reserves 375,000 shares of the Company's Common Stock for issuance under the 1995 Plan and any previous plans of the Company, to be granted on a one-for-one basis. The outstanding 5,000 share option under the Company's 1985 ISO Plan therefore reduces the shares reserved for issuance under the 1995 Plan to 370,000 shares.

Grants under these plans are accounted for using APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for grants under these plans. Had compensation cost for the plans based on their grant date fair value of awards (the method described in FASB Statement No. 123) reported net income and earnings per share would have been reduced to the pro forma amounts reported below.

	FY2002	FY2001
Net Income (In thousands)		
As reported	$ 1,283	$ 863
Pro forma	$ 1,244	$ 853
Basic Earnings per Share		
As reported	$0.57	$0.39
Pro forma	$0.55	$0.38
Diluted Earnings per Share		
As reported	$0.54	$0.38
Pro forma	$0.53	$0.37

The fair value of each option has been estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2001, dividend rate of 1.25 percent; price volatility of 98.3 percent, risk-free interest rate of 5.2 percent and an expected life of 10 years. A summary of the status of the stock option plan at June 30, 2002 and 2001, and changes during the years ended on those dates are as follows.

	2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**285,600**	**$3.01**	233,100	$3.04
Granted	**-0-**	**$.00**	60,000	$2.67
Exercised	**-0-**	**$.00**	(7,500)	($1.42)
Expired	**(7,500)**	**$3.83**	-0-	
Outstanding, end of year	**278,100**	**$2.98**	285,600	$3.01
Exercisable at end of year	**248,100**		225,600	
Weighted-average fair value per share of options granted during the year		**$0.00**		$2.07

As of June 30, 2002, the options outstanding have a weighted average remaining contractual life of 5.9 years, and exercise prices and unexercised options as follows.

Exercise Price	Shares	Average Contractual Life
$1.46	7,500	2.3 years
$1.42	63,000	2.8 years
$4.58	30,150	5.3 years
$3.83	37,875	5.6 years
$2.67	15,075	6.3 years
$3.63	32,250	6.6 years
$4.00	32,250	7.6 years
$2.67	60,000	8.7 years

In December 1996, the Board of Directors adopted the Associates Stock Purchase Plan (the "ASP Plan"), which was approved by shareholders at the 1997 Annual Meeting. The ASP Plan is available to associates who have worked at least six months with the Company and are regularly scheduled to work at least 20 hours a week. The ASP Plan is carried out in 12-month phases commencing on January 1, 1997. Company stock bought under the ASP Plan is purchased at the lesser of 85 percent of the stock price at the beginning or end of the phase. The total shares issued under this plan for the fiscal years ended June 30, 2002 and 2001, were 10,085 and 11,352, respectively.

9. *Disposal of a Segment, Industry Segments and Significant Customers*

The Company previously had four reportable segments. On January 22, 2001, the Company completed the sale of substantially all the assets of Waters Technical Systems for cash of approximately $1.3 million resulting in a loss of $33,000. Sales from that segment were approximately $2.1 in fiscal year 2001. The Company's three remaining reportable segments are strategic business units that offer different products. They are managed separately because each business requires different technology and manufacturing processes.

Operating income is total revenue less operating expenses, excluding interest and general corporate expenses. The Company did not have any sales between industry segments. Identifiable assets by industry segment include both assets directly identified with those operations and an allocable share of jointly used assets. General corporate assets consist primarily of cash, cash equivalents and building costs. The accounting policies applied to determine segment information are the same as those described in the summary of significant accounting policies. Management evaluates the performance of each segment based on profit and loss from operations before income taxes, exclusive of non-recurring gains or losses. The following table summarizes data by industry segment.

(In thousands)	FY2002	FY2001
Net Sales:		
Zareba Systems	**$ 19,627**	$ 9,504
Waters Network Systems	**3,148**	3,328
Waters Medical Systems	**2,529**	2,423
Total	**$ 25,304**	$ 15,255
Operating Income:		
Zareba Systems	**$ 1,061**	$ 529
Waters Network Systems	**136**	(24)
Waters Medical Systems	**779**	647
Total	**$ 1,976**	$ 1,152
Provision for income taxes:		
Zareba Systems	**$ 245**	$ 211
Waters Network Systems	**31**	(10)
Waters Medical Systems	**179**	258
Corporate	**(71)**	140
Subtotal	**384**	599
Waters Technical Systems	**-**	(24)
Total	**$ 384**	$ 575

(In thousands)	FY2002	FY2001
Capital Expenditures:		
Zareba Systems	$ 292	$ 144
Waters Network Systems	–	–
Waters Medical Systems	–	41
Corporate	94	128
Subtotal	386	313
Waters Technical Systems	0	4
Total	$ 386	$ 317
Depreciation and Amortization:		
Zareba Systems	$ 612	$ 142
Waters Network Systems	6	6
Waters Medical Systems	15	16
Corporate	180	170
Subtotal	813	334
Waters Technical Systems	–	41
Total	$ 813	$ 375
Identifiable Assets:		
Zareba Systems	$ 16,121	$ 3,440
Waters Network Systems	747	1,637
Waters Medical Systems	807	863
Corporate	2,017	5,409
Subtotal	19,692	11,349
Waters Technical Systems	–	-0
Total	$ 19,692	$ 11,349
Significant customers (sales greater than 10 percent of net sales)		
Zareba Systems		
Number of customers	1	1
Sales to those customers (in thousands)	$ 3,962	$ 2,706

Geographic information:

(In thousands)	FY2002	FY2001
Revenues		
United States	$ 24,879	$ 14,895
Other Regions	425	360
Total	$ 25,304	$ 15,255

(In thousands)	FY2002	FY2001
Long-lived Assets		
United States	$ 9,129	$ 1,204
Other Regions	282	–
Total	$ 9,411	$ 1,204

10. *Acquisition of North Central Plastics*

On August 6, 2001, the Company purchased all the outstanding stock of NCP for approximately $5.6 million. Immediately following the acquisition, NCP was merged into the Company. The operations of NCP are included in Waters' Zareba Division. The acquisition was partially funded with new bank debt financing.

At the closing of the purchase, the parties also entered into a Buyout Agreement, pursuant to which Waters may pay the seller up to an additional $750,000 based on the operating results of NCP in fiscal years 2003 through 2006. The determination of any contingent purchase price will be made annually beginning at the end of fiscal year 2003. Any contingent purchase price would be deemed additional consideration and the purchase price would be adjusted resulting in an increase in goodwill.

Waters entered into a lease for the former NCP property. The lease requires annual minimum lease payments of $200,000 and includes an option to purchase the property at any time between June 30, 2002 and December 31, 2002 for $2,000,000. Beginning in 2003 and continuing through 2006, a total of $1,250,000 is required to be paid to two officers of NCP in installments for a non-compete agreement.

The acquisition has been accounted for as a purchase, and accordingly, the results of operations of NCP are included with the Company since the date of acquisition. The purchase price of NCP has been allocated to the acquired assets based on their fair values as of the date of the acquisition and is summarized as follows.

In thousands	
Current assets	$ 2,818
Property and equipment	2,091
Goodwill	4,930
Non-compete agreement	1,250
Other assets	36
Deferred tax assets	73
Current liabilities	(1,078)
Deferred tax liabilities	(67)
Long-term debt	(4,486)
Total	$ 5,567

The acquisition was treated for tax purposes as a non-taxable business combination, and as such, goodwill is not deductible for tax purposes.

The following unaudited pro forma summary represents the consolidated result of operations as if the NCP acquisition had occurred at the beginning of the periods presented. It doesn't purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future.

For the Twelve Months	Ended June 30	
In thousands, except per share data	**2002**	2001
Net sales	**$ 26,235**	$ 25,056
Income from continuing operations	**$ 1,323**	$ 1,238
Net income	**$ 1,323**	$ 1,200
Basic net income per share from continuing operations	**$ 0.59**	$ 0.55
Diluted net income per share from continuing operations	**$ 0.56**	$ 0.54

11. *Commitments and Contingencies*

Leases: The Company leases office, manufacturing and warehouse space under various non-cancelable operating leases that expire at various times through June 30, 2011. Future minimum lease payments for the next five years are approximately as follows.

In thousands	
2003	$ 296
2004	348
2005	349
2006	351
2007	386
Thereafter	1,440
Total	$ 3,170

Litigation: The Company is subject to litigation in the normal course of business. Management does not believe the ultimate resolution of pending matters will have a material effect on the Company's financial statements.

Corporate and Stockholder Information

Board of Directors

William R. Franta
Technology Consultant

Jerry W. Grabowski
President and Chief Executive Officer
Waters Instruments, Inc.

John A. Grimstad
Vice President
Fredrikson & Byron, P.A.
Minneapolis, Minnesota

Charles G. Schiefelbein
President
Capital Growth Services
Minneapolis, Minnesota

Executive Management Team

Jerry W. Grabowski
President and Chief Executive Officer

Gregory J. Anshus
Vice President/Chief Financial Officer/Treasurer

Gary E. Carlson
General Manager, Waters Network Systems

Donald G. Dalland
Vice President/General Manager
Zareba Systems

Kelly Spalding
Director of Human Resources

Kathleen M. Hult
Director of Marketing/Investor Relations

Ron W. Oblizajek
Information Systems Director

Walter D. Schollman
General Manager, Waters Medical Systems

Corporate and Stockholder Information

Corporate Web Site
www.wtrs.com

Corporate Headquarters
13705 26th Avenue N, Suite 102
Plymouth, Minnesota 55441
Phone: 763-551-1125
Fax: 763-509-7450
E-mail: corpinfo@wtrs.com

Stock Market
The Nasdaq SmallCap Stock Market
Symbol: WTRS

Annual Meeting
October 29, 2002 at 1:30 p.m.
Fredrikson & Byron
4000 Pillsbury Center
200 South Sixth Street
Minneapolis, MN 55402

Registrar and Transfer Agent
For inquiries regarding stock certificates, such as lost certificates, name changes and ownership transfers, please contact:
Wells Fargo Bank Minnesota, N.A.
Shareowner Services
Box 64854
South St. Paul, Minnesota 55164-0854
Phone: 800-468-9716
Fax: 651-450-4033
Web: www.wellsfargo.com/com/shareowner_services

Dividends:
Waters has paid its shareholders annual dividends on its common stock for 26 of the last 27 years. Any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by Waters' Board of Directors.

Investor Information
Additional information, such as Forms 10-KSB and 10-QSB, proxy statements and earnings and news releases can be obtained at no charge through one of the following:

Internet: www.wtrs.com

E-mail: corpinfo@wtrs.com

Mail: Waters Instruments, Inc.
Investor Relations
13705 26th Avenue N, Suite 102
Minneapolis, Minnesota 55441

Fax: 763-509-7450

General Counsel
Fredrikson & Byron, P.A.
Minneapolis, Minnesota

Independent Public Accountants
McGladrey & Pullen, LLP
Rochester, Minnesota

Stock Price History

Stock Price	High	Low	Close
FY2001			
First Quarter	$ 5.21	$ 2.58	$ 4.37
Second Quarter	$ 5.00	$ 2.17	$ 2.29
Third Quarter	$ 3.19	$ 2.37	$ 2.71
Fourth Quarter	$ 3.87	$ 2.65	$ 3.51
FY2002			
First Quarter	**$ 4.20**	$ 3.33	$ 3.77
Second Quarter	**$ 5.73**	$ 3.20	$ 5.60
Third Quarter	**$ 7.50**	$ 4.97	$ 7.06
Fourth Quarter	**$ 8.19**	$ 5.60	$ 6.90

Note: The above information has been restated to reflect the three-for-two stock split (effective June 14, 2002) as if it had occurred in the earliest period presented.

WATERS INSTRUMENTS, INC.

Corporate Headquarters
13705 26th Avenue N, Suite 102
Plymouth, Minnesota 55441
Phone 763-551-1125
Fax 763-509-7450

www.wtrs.com

Offices/Manufacturing located in:
Ellendale, Minnesota
Rochester, Minnesota
Fall River, Massachussetts
Ontario, Canada